 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials:

• Press release dated June 3, 2019 announcing results for the first quarter ended March 31, 2019
• First quarter earnings call presentation

Ferroglobe Reports First Quarter Results of 2019

Sales of $456.8 million; Net Loss of $(28.6) million; Adjusted EBITDA of $11.8 million

•	Q1 sales of $456.8 million, compared to $603.5 million in Q4 2018 and $560.7 million in Q1 2018
•	Q1 net loss of $(28.6) million compared to a net loss of $(74.2) million in Q4 2018 and a net profit of $35.6 million in Q1 2018
•	Q1 adjusted net loss attributable to parent of $(22.3) million compared to a net profit of $4.9 million in Q4 2018 and a net profit of $33.3 million in Q1 2018
•	Q1 adjusted EBITDA of $11.8 million compared to $32.1 million in Q4 2018 and $89.6 million in Q1 2018
•	Net debt at $419.7 million as of March 31, 2019, compared to $428.7 million at the end of the prior quarter
•	Cash position stable at $216.6 million. Total liquidity of $285.2 million.
•

On June 2, 2019, Ferroglobe entered into a definitive agreement to sell the hydro-electric operations of its non-core energy segment in Spain, together with the associated Cee-Dumbría factory (which will be subject to a tolling agreement between Ferroglobe and the factory´s owner), for estimated gross cash proceeds of €170 million (approximately $190 million)

LONDON, June 3, 2019 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, today announced results for the first quarter of 2019.

“Our Q1 results reflect a significant market downturn continuing into 2019. We have reacted swiftly, maintaining our cash position at $217 million, reducing our net debt and reaching a final agreement to divest non-core assets for $190 million,” said Pedro Larrea, CEO of Ferroglobe. “We continue to focus on deleveraging the company, with a target of reaching a net debt level below $200 million, and we have made significant progress in replacing our current RCF with a structure that eliminates leverage-based financial covenants.”

Earnings Highlights

In Q1 2019, Ferroglobe posted a net loss of $(28.6) million, or $(0.16) per share on a fully diluted basis. On an adjusted basis, Q1 2019 net loss was $(22.3) million, or $(0.13) per share on a fully diluted basis.

Q1 2019 reported EBITDA was $11.8 million, up from $(33.6) million in the prior quarter. On an adjusted basis, Q1 2019 EBITDA was $11.8 million, down 63.2% from Q4 2018 adjusted EBITDA of $32.1 million. The Company reported an adjusted EBITDA margin of 2.6% for Q1 2019, compared to an adjusted EBITDA margin of 5.3% for Q4 2018.

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
$,000 (unaudited)	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018

Revenue	$456,790	$603,519	$560,704	$2,274,038
Net (loss) profit	$(28,554)	$(74,155)	$35,614	$24,573
Diluted EPS	$(0.16)	$(0.35)	$0.21	$0.25
Adjusted net (loss) income attributable to the parent	$(22,251)	$4,876	$33,296	$63,932
Adjusted diluted EPS	$(0.13)	$0.02	$0.19	$0.36
Adjusted EBITDA	$11,790	$32,089	$89,604	$253,031
Adjusted EBITDA margin	2.6%	5.3%	16.0%	11.1%

“The challenging environment that began in the second half of last year continued into Q1, resulting in a decline in revenues and earnings.  Our focus on cash generation and strengthening our balance sheet during this period has improved our ability to successfully manage through this cyclical industry downturn,” said Mr. Larrea.

“The impact of production cuts, announced by ourselves and other producers, has been offset by a significant decline in demand across most of our end markets,” Mr. Larrea added. “We are cautiously optimistic that the markets will begin to improve toward the end of the year as higher cost producers continue to take capacity off-line.”

Cash Flow and Balance Sheet

Cash provided by operations during Q1 2019 was $8.7 million, with working capital decreasing by $5.0 million. Net debt was $419.7 million as of March 31, 2019, down from $428.7 million as of December 31, 2018.

“The change in market sentiment highlights our priority of de-risking the balance sheet.  Continuing in this effort, we are currently pursuing a refinancing of our revolving credit facility in order to remove leverage-based financial covenants, which in tandem with a quarter end cash balance of $216.6 million will provide the Company significant liquidity to endure this cyclical downturn,” commented Phil Murnane, CFO of Ferroglobe. “While our balance sheet is well positioned to see us through the downturn, we are evaluating further capacity curtailments, implementing a new cost cutting plan, and accelerating our cash generating initiatives.”

Sale of FerroAtlántica, S.A.U., with its ten hydroelectric facilities and associated ferroalloys plant

On June 2, 2019 Ferroglobe entered into a definitive agreement to sell the hydro-electric operations of its non-core energy segment in Spain, together with the Cee-Dumbría ferroalloys factory, for estimated gross cash proceeds of €170 million (approximately $190 million).  Further details on this transaction appear in a separate press release issued concurrently herewith.

Other recent developments

Ferroglobe is making progress in pursuing financing alternatives and other opportunities to improve its capital structure. The terms, timing and structure of such transaction(s) will depend on market conditions and ongoing discussions in the coming weeks, but the proposed structure would involve a first-lien senior secured term loan secured by U.S. PP&E of up to $125 million and an asset backed loan secured by North American accounts receivable and inventories of up to $140 million. There can be no assurance that any transaction will be consummated, but the Company expects such refinancing to close during the month of June.

“The announced divestiture and the anticipated refinancing of our credit facility will strengthen our balance sheet, resulting in a pro-forma net debt level of around $235 million and significantly improving the Company’s ability to manage through any cyclical downturn,” said Mr. Larrea. “Nevertheless, we continue to focus on deleveraging the company, with a goal of reaching a net debt level below $200 million.”

Discussion of First Quarter 2019 Results

Sales

Sales for Q1 2019 of $456.8 million were 18.5% lower when compared to sales of $560.7 million for Q1 2018. Total shipments were up 3.6% and the average selling price was down 21.9% versus Q1 2018. Sales for Q1 2019 of $456.8 million were down 24.3% when compared to $603.5 million for Q4 2018. For Q1 2019, total shipments were down 23.1% and the average selling price was down 2.0% compared with Q4 2018.

	Quarter Ended	Quarter Ended		Quarter Ended		Year Ended
	March 31, 2019	December 31, 2018	Change	March 31, 2018	Change	December 31, 2018
Shipments in metric tons:
Silicon Metal	62,269	93,364	-33.3%	91,615	-32.0%	352,578
Silicon-based Alloys	81,801	81,197	0.7%	76,328	7.2%	311,703
Manganese-based Alloys	103,669	147,445	-29.7%	71,176	45.7%	424,358
Total shipments*	247,739	322,006	-23.1%	239,119	3.6%	1,088,639

Average selling price ($/MT):
Silicon Metal	$2,358	$2,429	-2.9%	$2,762	-14.6%	$2,647
Silicon-based Alloys	$1,669	$1,719	-2.9%	$1,956	-14.7%	$1,845
Manganese-based Alloys	$1,172	$1,158	1.2%	$1,375	-14.8%	$1,244
Total*	$1,634	$1,668	-2.0%	$2,092	-21.9%	$1,870

Average selling price ($/lb.):
Silicon Metal	$1.07	$1.10	-2.9%	$1.25	-14.6%	$1.20
Silicon-based Alloys	$0.76	$0.78	-2.9%	$0.89	-14.7%	$0.84
Manganese-based Alloys	$0.53	$0.53	1.2%	$0.62	-14.8%	$0.56
Total*	$0.74	$0.76	-2.0%	$0.95	-21.9%	$0.85

* Excludes by-products and other

Sales Prices & Volumes By Product

During Q1 2019, average selling prices decreased by 2.0% for total products as compared to Q4 2018.  Q1 average selling prices of silicon metal decreased 2.9%, silicon-based alloys decreased 2.9%, and manganese-based alloys increased 1.2%. During Q1 2019, sales volumes decreased by 23.1% as compared to Q4 2018.  Q1 sales volumes of silicon metal decreased 33.3%, silicon-based alloys increased 0.7%, and manganese-based alloys decreased 29.7% as compared to Q4 2018.

Cost of Sales

Cost of sales was $329.5 million in Q1 2019, a decrease from $448.3 million in Q4 2018.  Cost of sales as a percentage of sales decreased to 72.1% in Q1 2019 from 74.3% for Q4 2018.

Staff Costs

Staff costs was $74.8 million in Q1 2019, a decrease from $81.2 million in Q4 2018, primarily due to the reduction of wages as a result of the idling of Niagara Falls, New York and Selma, Alabama plants.

Operating Loss

Operating loss was $(20.3) million in Q1 2019 compared to an operating loss of $(63.6) million in Q4 2018. Q4 2018 operating loss included $58.9 million of impairment losses and a reduction of the bargain purchase gain relating to the acquisition of the manganese smelting assets at Dunkirk and Mo i Rana of $4.5 million.

Net Loss Attributable to the Parent

In Q1 2019, net loss attributable to the Parent was $(26.8) million, or $(0.16) per diluted share, compared to a net loss attributable to the Parent of $(59.2) million, or ($0.35) per diluted share in Q4 2018.

Adjusted EBITDA

In Q1 2019, adjusted EBITDA was $11.8 million, or 2.6% of sales, compared to adjusted EBITDA of $32.1 million, or 5.3% of sales in Q4 2018.

Conference Call

Ferroglobe management will review the first quarter results of 2019 during a conference call at 9:00 a.m. Eastern Time on June 4, 2019.

The dial-in number for participants in the United States is 877‑293‑5491 (conference ID 2180878). International callers should dial +1 914‑495‑8526 (conference ID 2180878). Please dial in at least five minutes prior to the call to register. The call may also be accessed via an audio webcast available at https://edge.media-server.com/m6/p/3578ay6h.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon-based and manganese-based specialty alloys and other ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

EBITDA, adjusted EBITDA, adjusted profit per ordinary share, and adjusted profit are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Gaurav Mehta

EVP – Investor Relations

Email:   investor.relations@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018
Sales	$456,790	$603,519	$560,704	$2,274,038
Cost of sales	(329,492)	(448,333)	(320,678)	(1,447,354)
Other operating income	14,083	25,039	6,786	46,037
Staff costs	(74,757)	(81,230)	(82,423)	(341,064)
Other operating expense	(54,297)	(73,160)	(70,862)	(283,930)
Depreciation and amortization charges, operating allowances and write-downs	(32,077)	(30,062)	(28,016)	(119,137)
Bargain purchase gain	—	(4,491)	—	40,142
Impairment losses	(140)	(58,919)	—	(58,919)
Other (loss) gain	(397)	4,005	(37)	6,941
Operating (loss) profit	(20,287)	(63,632)	65,474	116,754
Net finance expense	(14,756)	(15,128)	(13,156)	(56,648)
Financial derivatives gain (loss)	1,264	1,383	(1,765)	2,838
Exchange differences	(1,479)	(3,086)	729	(14,136)
(Loss) profit before tax	(35,258)	(80,463)	51,282	48,808
Income tax benefit (expense)	6,704	6,308	(15,668)	(24,235)
(Loss) profit for the period	(28,554)	(74,155)	35,614	24,573
Loss attributable to non-controlling interest	1,724	14,943	1,066	19,088
(Loss) profit attributable to the parent	$(26,830)	$(59,212)	$36,680	$43,661

EBITDA	$11,790	$(33,570)	$93,490	$235,891
Adjusted EBITDA	$11,790	$32,089	$89,604	$253,031

Weighted average shares outstanding
Basic	170,183	170,183	171,977	171,406
Diluted	170,183	170,183	172,215	171,530

(Loss) profit per ordinary share
Basic	$(0.16)	$(0.35)	$0.21	$0.25
Diluted	$(0.16)	$(0.35)	$0.21	$0.25

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	March 31,	December 31,	March 31,
	2019	2018	2018
ASSETS
Non-current assets
Goodwill	$203,472	$202,848	$204,537
Other intangible assets	69,399	51,822	61,774
Property, plant and equipment	890,436	888,862	980,101
Non-current financial assets	54,979	70,343	147,744
Deferred tax assets	7,135	14,589	6,581
Non-current receivables from related parties	2,247	2,288	2,464
Other non-current assets	10,435	10,486	32,125
Total non-current assets	1,238,103	1,241,238	1,435,326
Current assets
Inventories	451,753	456,970	493,108
Trade and other receivables	127,992	155,996	142,641
Current receivables from related parties	6,556	14,226	8,841
Current income tax assets	26,855	27,404	6,524
Current financial assets	2,191	2,523	897
Other current assets	13,721	8,813	16,095
Cash and cash equivalents	216,627	216,647	197,669
Total current assets	845,695	882,579	865,775
Total assets	$2,083,798	$2,123,817	$2,301,101

EQUITY AND LIABILITIES
Equity	$855,099	$884,372	$979,504
Non-current liabilities
Deferred income	11,676	1,434	7,321
Provisions	76,613	75,787	82,957
Bank borrowings	131,366	132,821	71,242
Lease liabilities	66,992	53,472	68,101
Debt instruments	342,222	341,657	341,036
Other financial liabilities	27,109	32,788	58,288
Other non-current liabilities	25,080	25,030	64,457
Deferred tax liabilities	61,887	77,379	64,733
Total non-current liabilities	742,945	740,368	758,135
Current liabilities
Provisions	47,619	40,570	30,162
Bank borrowings	19,100	8,191	850
Lease liabilities	20,616	12,999	13,478
Debt instruments	2,734	10,937	2,735
Other financial liabilities	51,618	52,524	91,243
Payables to related parties	12,199	11,128	10,671
Trade and other payables	228,649	256,823	298,438
Current income tax liabilities	4,369	2,335	5,889
Other current liabilities	98,850	103,570	109,996
Total current liabilities	485,754	499,077	563,462
Total equity and liabilities	$2,083,798	$2,123,817	$2,301,101

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018
Cash flows from operating activities:
(Loss) profit for the period	$(28,554)	$(74,155)	$35,614	$24,573
Adjustments to reconcile net (loss) profit to net cash used by operating activities:
Income tax (benefit) expense	(6,704)	(6,308)	15,668	24,235
Depreciation and amortization charges, operating allowances and write-downs	32,077	30,062	28,016	119,137
Net finance expense	14,756	15,128	13,156	56,648
Financial derivatives (gain) loss	(1,264)	(1,383)	1,765	(2,838)
Exchange differences	1,479	3,086	(729)	14,136
Impairment losses	140	58,919	—	58,919
Bargain purchase gain	—	4,491	—	(40,142)
Share-based compensation	1,332	1,016	699	2,798
Other adjustments	397	(4,005)	37	(6,941)
Changes in operating assets and liabilities
Decrease (increase) in inventories	35	91,173	(107,481)	(101,024)
Decrease (increase) in trade receivables	28,371	(12,261)	(513)	(25,807)
(Decrease) increase in trade payables	(22,967)	5,772	70,375	55,410
Other	9,787	6,509	(49,770)	(25,901)
Income taxes paid	(1,680)	(6,983)	(9,982)	(36,408)
Interest paid	(18,508)	(4,360)	(17,301)	(43,018)
Net cash provided (used) by operating activities	8,697	106,701	(20,446)	73,777
Cash flows from investing activities:
Interest and finance income received	390	843	79	3,833
Payments due to investments:
Acquisition of subsidiary	—	—	(20,379)	(20,379)
Other intangible assets	(134)	(240)	(703)	(3,313)
Property, plant and equipment	(13,448)	(28,131)	(22,531)	(106,136)
Disposals:
Disposal of subsidiary	—	20,533	—	20,533
Other non-current assets	—	—	—	12,734
Other	1,759	—	4,010	6,853
Net cash used by investing activities	(11,433)	(6,995)	(39,524)	(85,875)
Cash flows from financing activities:
Dividends paid	—	—	—	(20,642)
Payment for debt issuance costs	(705)	(429)	(4,476)	(4,905)
Repayment of other financial liabilities	—	—	—	(33,096)
Increase/(decrease) in bank borrowings:
Borrowings	31,850	6,882	182,364	252,200
Payments	(20,811)	—	(106,514)	(106,514)
Proceeds from stock option exercises	—	—	—	240
Other amounts paid due to financing activities	(5,708)	(3,178)	(2,987)	(13,880)
Payments to acquire or redeem own shares	—	(16,598)	—	(20,100)
Net cash provided (used) by financing activities	4,626	(13,323)	68,387	53,303
Total net cash flows for the period	1,890	86,383	8,417	41,205
Beginning balance of cash and cash equivalents	216,647	131,671	184,472	184,472
Exchange differences on cash and cash equivalents in foreign currencies	(1,910)	(1,407)	4,780	(9,030)
Ending balance of cash and cash equivalents	$216,627	$216,647	$197,669	$216,647

Adjusted EBITDA ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018
(Loss) profit attributable to the parent	$(26,830)	$(59,212)	$36,680	$43,661
Loss attributable to non-controlling interest	(1,724)	(14,943)	(1,066)	(19,088)
Income tax (benefit) expense	(6,704)	(6,308)	15,668	24,235
Net finance expense	14,756	15,128	13,156	56,648
Financial derivatives (gain) loss	(1,264)	(1,383)	1,765	(2,838)
Exchange differences	1,479	3,086	(729)	14,136
Depreciation and amortization charges, operating allowances and write-downs	32,077	30,062	28,016	119,137
EBITDA	11,790	(33,570)	93,490	235,891
Impairment	—	65,300	—	65,300
Revaluation of biological assets	—	7,615	—	7,615
Bargain purchase gain	—	4,491	—	(40,142)
Gain on sale of hydro plant assets	—	(11,747)	—	(11,747)
Share-based compensation	—	—	(3,886)	(3,886)
Adjusted EBITDA	$11,790	$32,089	$89,604	$253,031

Adjusted (loss) profit attributable to Ferroglobe ($,000):

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018
(Loss) profit attributable to the parent	$(26,830)	$(59,212)	$36,680	$43,661
Tax rate adjustment	4,579	19,440	(742)	8,616
Impairment	—	44,404	—	44,404
Revaluation of biological assets	—	5,178	—	5,178
Bargain purchase gain	—	3,054	—	(27,297)
Gain on sale of hydro plant assets	—	(7,988)	—	(7,988)
Share-based compensation	—	—	(2,642)	(2,642)
Adjusted (loss) profit attributable to the parent	$(22,251)	$4,876	$33,296	$63,932

Adjusted diluted (loss) profit per share:

	Quarter Ended	Quarter Ended	Quarter Ended	Year Ended
	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018
Diluted (loss) profit per ordinary share	$(0.16)	$(0.35)	$0.21	$0.25
Tax rate adjustment	0.03	0.11	—	0.05
Impairment	—	0.26	—	0.26
Revaluation of biological assets	—	0.03	—	0.03
Bargain purchase gain	—	0.02	—	(0.16)
Gain on sale of hydro plant assets	—	(0.05)	—	(0.05)
Share-based compensation	—	—	(0.02)	(0.02)
Adjusted diluted (loss) profit per ordinary share	$(0.13)	$0.02	$0.19	$0.36

Advancing Materials Innovation NASDAQ: GSM First Quarter 2019

Forward-Looking Statements and non-IFRS Financial Metrics This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," "anticipate," "estimate," "plan," "intend," "forecast," or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable, but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, risks that Ferroglobe will not successfully integrate the businesses of Globe Specialty Metals, Inc. and Grupo FerroAtlántica SAU, that we will not realize estimated cost savings, value of certain tax assets, synergies and growth, and/or that such benefits may take longer to realize than expected. Important factors that may cause actual results to differ include, but are limited to: (i) risks relating to unanticipated costs of integration, including operating costs, customer loss and business disruption being greater than expected; (ii) our organizational and governance structure; (iii) the ability to hire and retain key personnel; (iv) regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; (v) increases in the cost of raw materials or energy; (vi) competition in the metals and foundry industries; (vii) environmental and regulatory risks; (viii) ability to identify liabilities associated with acquired properties prior to their acquisition; (ix) ability to manage price and operational risks including industrial accidents and natural disasters; (x) ability to manage foreign operations; (xi) changes in technology; (xii) ability to acquire or renew permits and approvals; (xiii) changes in legislation or governmental regulations affecting Ferroglobe; (xiv) conditions in the credit markets; (xv) risks associated with assumptions made in connection with critical accounting estimates and legal proceedings; (xvi) Ferroglobe's international operations, which are subject to the risks of currency fluctuations and foreign exchange controls; and (xvii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability or other regulatory compliance costs. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Registration Statement on Form F-1, Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted diluted profit (loss) per ordinary share and adjusted profit (loss) attributable to Ferroglobe are, we believe, pertinent non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated June 3, 2019 accompanying this presentation, which is incorporated by reference herein.

Table of Contents Q1 2019 financial highlights Near-term outlook & plan

Opening remarks Results affected by general slowdown in end-market demand Strong liquidity and balance sheet, proving ability to generate cash Successful deleveraging through non-core asset divestiture and refinancing Assets divestiture signed: $190m proceeds reduce net debt to $236m (pro-forma) Progress in refinancing of the RCF through term loan and ABL underway, expected to remove leverage-based financial covenants Additional deleveraging underway, targeting net debt <$200m Focus on cost cutting and cash generation Volume decline due to cyclical downturn in end-market demand and to capacity cutbacks Continued pressure on prices and margins in most end markets Input costs still at high levels in Q1 Proven ability to generate positive cash-flow in the downturn Stable cash position at $217m. Total liquidity of $285m Net debt reduced to $420m Working capital reduced in Q1 Cost cutting plan with target of $75m (run rate) Focus on radical reshape of overhead costs and corporate functions Disciplined approach to maintenance, environmental and safety CAPEX Continuous review of capacity utilization and portfolio management

I. Q1 2019 financial highlights

*Adjusted net loss attributable to parent Q1 2019 impacted by cyclical demand slowdown and continued pricing pressures Volumes slowdown driven by shift in end customer sentiment (Volume change vs Q4 2018) Si Metal -33.3% Si alloys +0.7% Mn alloys -29.7% (ASP change vs Q4 2018) Si Metal -2.9% Si alloys -2.9% Mn alloys +1.2% Adjusted EBITDA $11.8million -63.3% vs Q4 2018 Adjusted EBITDA margin decline of 274 bps to 2.6% Q1 adjusted net loss $-22.3 million* Additional production cutbacks being assessed Reaction to changing operating environment: Geography Product mix Focus on strengthening the balance sheet Cost cutting initiatives in place Adjusting commercial strategy for the current environment Ongoing actions to ‘right-size’ the platform Revenue $456.8 million -24.3% vs Q4 2018

Quarterly sales decreased by 24% in Q1 leading to a 63% drop in EBITDA Weaker prices and volumes contributed to a significant decrease in revenue and EBITDA Quarterly Trend – Revenue Contribution Per Family of Products ($m) 396 426 452 468 561 583 527 604 457 Quarterly Trend – Adjusted EBITDA ($m) 33.8 17.2 12.8 6.6 30.9 43.8 56.1 53.7 89.6 86.3 45.0 32.1 11.8 Q1-2016 Q2-2016 Q3-2016 Q4-2016 Q1-2017 Q2-2017 Q3-2017 Q4-2017 Q1-2018 Q2-2018 Q3-2018 Q4-2018 Q1-2019

Adjusted EBITDA bridge Q1 2019 vs Q4 2018 Quarter-over-quarter evolution ($m) Declining pricing environment driving weaker quarter performance Declining pricing environment driving weaker quarter performance Includes: $2.1m of Mn ore cost improvements $(5.4)m reduction in interruptibility rebate in Spain Includes: $1.5m of HQ costs saving $1.6m of Solar project saving $(0.5)m of severances costs 32.1 11.8 - 6.1 - 12.3 - 2.4 1.3 - 3.4 2.6 Adjusted EBITDA Q4 2018 Volume Price Cost Mining Energy Division Other Adjusted EBITDA Q1 2019

Silicon metal snapshot Volume trends Pricing trends Sequential quarters EBITDA evolution ($m) Commentary The US index pricing slightly declined at the beginning of the year and was flat from mid-February through the end of Q1. The European pricing was slightly up at the end of Q1 from year-end levels Q1 volumes impacted by slowdown across all end markets Pricing pressure remains in Q2 as capacity cutbacks are outpaced by the slowdown in demand Costs were also up during the quarter due to inventory write down 75,753 82,881 83,465 83,785 91,615 85,913 81,686 93,364 62,269 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 4Q-18 Q1- 19 20.6 8.3 - 4.7 - 6.5 - 1.1 Q4'18 Volume Price Cost Q1'19 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 3,100 3,300 US Index ($) Ferroglobe Avg Price ($) EU Index ($)

Silicon-based alloys snapshot Volume trends Pricing trends ($/mt) Commentary Stable demand for silicon-based alloys during the quarter Pricing pressures on FeSi continued into Q1 in both the US and Europe, as capacity from new market entrants and converted capacity from silicon metal impacted supply Cost pressures resulting from increased power rates, price of magnesium in the U.S., maintenance costs and inventory write-downs Recent announcements by steel producers will continue to impact sales in 2019. Considering capacity curtailments Foundry products continue to provide stable volumes and margins Sequential quarters EBITDA evolution ($m) 75,386 70,913 66,873 70,399 76,328 78,214 75,964 81,197 81,801 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 4Q-18 Q1- 19 21.2 7.8 - 0.2 - 5.2 - 8.0 Q4'18 Volume Price Cost Q1'19 1,000 1,200 1,400 1,600 1,800 2,000 2,200 FeSi US Index ($) Si alloys Ferroglobe Avg Price ($) FeSi EU Index ($)

Manganese-based alloys snapshot Volume trends Pricing trends ($/mt) Commentary Sequential quarters EBITDA evolution ($m) Significant drop in volumes attributable to the capacity curtailments at year end and to exceptional volume in Q4 (spill-over from Q3) Fairly stable index price for both FeMn and SiMn during the first quarter, and continuing into Q2 Mn ore prices showed early signs of decline during Q1, albeit at a slower pace than expected, with the indices showing further declines during Q2 63,700 64,403 73,642 72,374 71,176 107,457 98,280 147,445 103,669 1Q-17 2Q-17 3Q-17 4Q-17 1Q-18 2Q-18 3Q-18 4Q-18 1Q-19 800 1,000 1,200 1,400 1,600 1,800 FeMn US HC 76% Mn EXW ($) SiMn EU 65% Mn DDP ($) Mn alloys FG Avg Price ($) - 8.6 0.9 1.5 - 0.6 2.1 6.5 Q4'18 Volume Price Manganese Ore Cost Q1'19

Working capital continued to improve and cash remained at record levels Working capital improved due to decrease in overall receivables/payables Cash remained at historic high levels of $217m 389 376 280 389 Q1 2019 -$5m Working Capital Trends ($m) Cash Trends ($m) 353 389 376 280 337 407 443 356 351 Mar 17 Jun 17 Sept 17 Dec 17 Mar 18 Jun 18 Sept 18 Dec 18 Mar-19 173 184 190 184 198 156 132 217 217 Mar'17 Jun'17 Sep'17 Dec'17 Mar'18 Jun'18 Sept'18 Dec'18 Mar'19

Decrease in net debt attributable to continued cash generating initiatives Continued reduction in gross and net debt levels 1.85x 1.66x 2.40x 1.86x 1.70x 5.82x 4.50x 2.82x 2.10x Gross Debt ($m) Net Debt ($m) Leverage (net debt/adj.EBITDA) 600 618 584 571 647 631 643 645 636 407 435 394 387 449 475 511 429 420 Mar'17 Jun'17 Sep'17 Dec'17 Mar'18 Jun'18 Sept'18 Dec'18 Mar'19

FY2019 Free Cash-flow Evolution 2019 Initiatives Delivering on commitment to deleverage and to strengthen the balance sheet Note: Free cash-flow defined as “Net cash provided by operating activities“ minus “Payments for property, plant & equipment” Maintaining net debt target at $200m De-risking the Balance Sheet: Currently making progress in the refinancing of the RCF, seeking to remove leverage-based covenants and ensure availability of funds Refinancing structure based on: First-lien senior secured term loan, secured with U.S. PP&E: up to $125m (expected close June 2019) ABL secured with North American A/R and inventories: up to $140m (expected close June 2019) Non-Core Asset Divestitures - Hydro facilities divestiture: Signed sale of hydro assets for €170m (completion in Q3 2019) Additional non-core assets divestitures: South Africa timber and quartz, cored-wire in Poland, French hydro, Venezuela ferroalloys Liquidation of Mangshi facility: with $24m of tax credit to be cashed-in in the coming years (completion in Q3 2019) Cost cutting and CAPEX control initiatives Profit for the period (28.6) Adjustment for non-cash items 42.2 Profit adjusted for non-cash items 13.6 Changes in Operating Assets / Liabilities 15.2 Interest paid (18.5) Income tax paid (1.6) Net cash generated by operating activities 8.7 Payments for property, plant and equipment (13.4) Free cash flow (4.7) Disposals 1.8 Free cash flow including disposals (2.9) Q1-19 $m

II. Near-term outlook & plan

Recent Trends: US continues to benefit from trade actions, while EU challenged by lower volumes and greater imports Chinese steel demand expected to contract for the first time since 2015 — outcome dependent on the stimulus measures Recent announcement of significant global players curtailing production Polysilicon / Electronics Recent Trends: Despite PV installations forecasted to set a new record in 2019, lower activity perceived in early 2019 Pick-up in sales expected in back half of the year, as solar panel production and installation expected to pick up Recent Trends: Considerable uncertainty remains in the global supply chain due to multiple trade actions, potential sanctions and supply disruptions Auto end market slowing down in EU and USA – lower demand and impact of changing emission standards Aluminum / Auto Recent Trends: Sharp price decrease in China in Q4 2018, only slightly recovering in 2019 No new capacity additions expected in 2019 and 2020 Customers buying cautiously, not reflecting underlying demand for end products. Possible destocking all through the value chain Chemicals / Silicones XX% XX% XX% Steel and Specialty Metal End market dynamics: demand slowdown continues to affect all our markets

Commercial outlook across our portfolio for 2019 reflects uncertainties due to overall economic environment

Outlook for 2019

Silicon Metal

- Some recent capacity curtailments announced by industry participants — expect additional announcements from others
- Continued erosion of index prices, more sustained in North America, should affect selling prices into Q2 2019
- Tightness in supply / demand. Potential upside as volume activity picks up towards year-end

Mn-Based Alloys

- Index prices stable since the end of 2018
- Mn ore prices eroding significantly with increased momentum in the past few weeks
- Improving trend in spread from reduced ore prices should provide upside in H2
- Improved production cost through manganese ore mix optimization
- Strong demand of refined products (15% of order book), with higher margin

Silicon-Based Alloys

- Ferrosilicon: preference for short term, quarterly contracts, particularly in Europe, or for indexed contracts in the case of the larger customers (consistent with the past)
- Continued erosion of index prices from record highs in 2018. Currently beginning to see signs of stabilization.
- Foundry business growth continues, with stable prices

- 16 -

Coal Manganese Ore Met Coke Graphite Electrodes Despite challenging operating environment, costs to benefit from raw materials price improvements Source: API2 Index, shown in $/t Source: CRU - Chinese Lump (44%), shown in $/dmtu Source: Bloomberg, shown in $/t Note: Bloomberg – Chinese graphite electrodes shown in $/Mt

Manganese-based alloys profitability: market price spreads continuing to recover Illustrative Spread Evolution for Mn Alloys1 Source: CRU, Ferroglobe. Note: 1 Illustration based on published index prices for SiMn and Mn-Ore (44%) (‘000 t) Spreads (based on published market prices) started to recover in late 2018 and are gaining momentum in the past few months

Currently making progress in the refinancing of the RCF, which is expected to remove leverage-based financial covenants Refinancing structure based on: First-lien senior secured term loan, secured with U.S. PP&E: up to $125m (expected close June 2019) ABL secured with North American A/R and inventories: $140m (expected close June 2019) Action 1. De-risking the balance sheet Cost cutting initiatives including Corporate Overheads, Operational Efficiencies through the KTM program and reductions in plant level fixed costs Action 3. Cost Cutting initiatives Actions to generate cash, continue to deleverage and strengthen the balance sheet Action 2. Non-core Asset Divestitures Assets divestiture: Signed sale of Spanish hydro assets together with Cee-Dumbría plant for €170m (circa $190m) (completion in Q3 2019) Additional non-core assets divestitures: South Africa timber and quartz, Poland, French hydro, Venezuela CAPEX control initiatives: minimizing non-essential maintenance CAPEX level of $60-70m for 2019 Action 4. CAPEX control initiatives

Transaction for divestiture of Spanish assets already signed and committed

Sale and Purchase Agreement	▪ Investor will acquire 100% of FerroAtlántica S.A.U. (NewFAT), which includes all the Spanish hydro plants and the factory of Cee-Dumbría ▪ Ferroglobe will enter into a tolling agreement with NewFAT to operate the Cee-Dumbría factory, giving the Company long-term exclusivity over the commercialization of its output.
Tolling agreement	▪ Under the tolling agreement, Ferroglobe and NewFAT will regulate how the smelting factory of Cee-Dumbría will be operated ▪ Ferroglobe, despite not being the owner of the assets, will have exposure to their underlying business ▪ Ferroglobe will have long-term exclusivity over the commercialization and sale of the output of the smelting factory
Economics	▪ **Transaction value: approximately \$190m** ▪ Closing mechanism with completion accounts considering (i) net debt, (ii) working capital and (iii) cash flow from operations for 2019 ▪ Escrow account €10m to secure Seller payment obligations under the SPA to be released in 24 months. ▪ Earn-Out structure in case of divestiture of assets by investor
Conditions precedent	▪ Administrative authorization required for the termination of the lease facility agreement and the amendment of the co-ownership regime of the concessions ▪ Anti-trust clearance regarding only the ferrosilicon business of Cee-Dumbría in Spain ▪ Authorization of Ferroglobe lenders under the RCF and cancellation of the existing pledge over FAT shares and pledges over a number of FAT assets

\$190m divestiture and associated tolling agreement to be completed during Q3
Only pending administrative approval: lease contract to be unwound

- 20 -

The divestiture will significantly deleverage Ferroglobe´s balance sheet Closing of the transaction expected in Q3 Net debt reduced to $236m (pro-forma) ILLUSTRATIVE PRO FORMA DEBT PROFILE (1) ILLUSTRATIVE PRO FORMA PROCEEDS FROM THE TRANSACTION ($m) ($m) Net Debt at 3/31/2019 420,0 Transaction value 190,0 Plus: Cash at 3/31/2019 216,6 YTD cash-flows (estimation) -6,0 Gross Debt at 3/31/2019 636,6 184,0 Less: Mandatory payments relating to the transaction (2) 66,7 Pro Forma Gross Debt 569,9 ILLUSTRATIVE PRO FORMA USES OF FUNDS Less: Estimated cash and cash equivalents from transaction (3)(4) 117,3 ($m) Less: Cash and cash equivalents at 3/31/2019 216,6 Mandatory payments relating to the transaction (2) 66,7 Illustrative Pro Forma Net Debt 236,0 Estimated cash and cash equivalents from transaction (3)(4) 117,3 184,0 Notes: (1) Illustriative figures are based on assumptions and adjustments at the time of signing. These transaction adjustments will be subject to the closing balance sheet and can alter the results (2) As part of the transaction, a portion of the proceeds will be used for mandatory repayment of outstanding leases, loans, swaps and other indebtedness of target assets for sale (3) Illustration assumes that the balance of any proceeds following the mandatory repayments will be added to the cash and cash equivalents balance (4) Escrow account considered as part of cash and cash equivalents

KTM program Corporate Overheads Focus Areas 2019 TARGET SAVINGS $10m $15m Savings FY19E RUN RATE $25m $25m Consolidation of corporate offices Reduction of third party consultants and services Reduction in audit fees, accounting consultancy fees, etc. Revised travel policies and guidelines Reduced outsourcing of legal work; bringing more work in-house KTM (Key Technical Metrics) achieves performance improvements focusing on increased productivity and efficiencies Changes to raw materials mix and focus on by-product recycling Changes in electrode technology $40m $75m Plant level fixed costs $15m $25m Staff reduction (mainly in support functions) Improved purchasing processes for services and materials Reduction and optimization of inventories for spare parts and consumables Cost savings plan implemented at all levels of the organization

Organization focused on cost cutting and cash generation $75m in cost cutting initiatives Rightsizing the operations to evolving market conditions Slowdown in product demand delaying turnaround Track record of navigating cyclical downturns Fundamental asset value of a unique global platform Closing remarks Net debt <$240m at the end of Q3, and target <$200m Confirmed non-core assets divestiture for $190m. Additional divestitures to be closed in coming months RCF refinancing underway — no other looming debt maturities $217 million of cash at March 31, 2019 $285m of total available liquidity To increase with asset divestitures and refinancing

Q&A

Appendix

Q1 2019 key performance indicators — income statement Key Performance Indicators Q1 2019 Q4 2018 Diff, % Q1 2018 Diff, % Sales volumes (tons) 247.7 322.0 (23.1)% 239.1 3.6% Revenue ($m) 456.8 603.5 (24.3)% 560.7 (18.5)% Operating Income / (Loss) ($m) (20.3) (63.6) (68.1)% 65.5 n.a. Net Income / (Loss) ($m) (28.6) (74.2) (61.5)% 35.6 n.a. Adjusted Net Income / (Loss) ($m) (22.3) 4.9 n.a. 33.3 n.a. Reported EBITDA ($m) 11.8 (33.6) n.a. 93.5 (87.4)% Adjusted EBITDA ($m) 11.8 32.1 (63.3)% 89.6 (86.8)% Adjusted EBITDA Margin 2.6% 5.3% (2.7)% 16.0% (13.4)%

Adjusted EBITDA reconciliation – metallurgy & other contributors ($m) Q1-17 Q2-17 Q3-17 Q4-17 Q1-18 Q2-18 Q3-18 Q4-18 Q1-19 Silicon metal 7.3 17.7 20.9 24.3 43.5 41.5 32.3 20.6 8.3 Silicon-based alloys 14.9 19.8 18.9 21.6 35.0 31.9 26.2 21.2 7.8 Manganese-based alloys 17.8 21.0 24.7 18.5 11.4 7.2 -8.6 -8.6 0.9 Other metals 5.6 4.2 2.0 6.5 7.6 8.5 7.0 8.0 3.3 Mines 7.0 8.3 9.7 9.7 9.8 10.8 4.2 0.3 1.5 Energy 4.1 1.0 -0.2 -1.2 9.6 5.6 2.4 11.4 8.1 Overheads and others (R&D, adjustments) -25.8 -28.1 -19.9 -25.7 -27.3 -19.2 -18.5 -20.8 -18.1 Adjusted EBITDA 30.9 43.9 56.1 53.7 89.6 86.3 45.0 32.1 11.8

Notes: Financial results are unaudited Net Debt includes finance lease obligations Capital is calculated as book equity plus net debt Q1 2019 key performance indicators — balance sheet Balance sheet 31/03/20191 31/12/2018 30/09/20181 30/06/20181 31/03/20181 Total Working Capital ($m) 351.1 356.1 443.3 407.3 337.3 Cash and Cash Equivalents ($m) 216.6 216.6 131.7 156.0 197.7 Total Assets ($m) 2,083.8 2,123.8 2,180.3 2,225.7 2,301.1 Net Debt2 ($m) 419.7 428.7 510.9 475.3 449.3 Book Equity ($m) 855.1 884.4 987.4 1,004.1 979.5 Net Debt2 / Adjusted EBITDA 2.40x 1.70x 1.86x 1.66x 1.85x Net Debt2 / Total Assets 20.1% 20.2% 23.4% 21.4% 19.5% Net Debt2 / Capital3 32.9% 32.7% 34.1% 32.1% 31.4%

Advancing Materials Innovation NASDAQ: GSM First Quarter 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2019
FERROGLOBE PLC

by	/s/ Pedro Larrea Paguaga
Name: Pedro Larrea Paguaga
Title: Chief Executive Officer (Principal Executive Officer)